(An Exploration Stage Company)

Condensed Consolidated Interim Financial Statements

March 31, 2014

(Unaudited - Expressed in Canadian Dollars)

Quaterra Resources Inc.
Condensed Consolidated Interim Statements of Financial Position
(Unaudited - Expressed in Canadian dollars)

	Note	March 31, 2014	December 31, 2013
Assets

Current assets:
Cash		$487,313	$894,265
Restricted cash		43,890	42,444
Amounts due from exploration partners	6	4,122	49,468
Taxes and other receivables		115,674	6,709
Prepaids and deposits		30,836	42,864
		681,835	1,035,750
Non-current assets:
Marketable securities	4	3,500	4,167
Equipment	5	110,476	150,374
Mineral properties	6	44,754,188	44,865,186
Reclamation bonds		75,683	182,046
Total assets		$45,625,682	$46,237,523

Liabilities
Current liabilities:
Accounts payable and accrued liabilities		$557,924	$540,655
Loan payable	12	732,538	689,038
		1,290,462	1,229,693
Non-current liability
Derivative liability-warrants	7	979,255	1,191,784
Total liabilities		2,269,717	2,421,477

Shareholders' Equity
Share capital	8	116,135,532	116,135,532
Share -based payment reserve		19,487,612	19,480,034
Deficit		(92,267,179)	(91,799,520)
		43,355,965	43,816,046
Total liabilities and shareholders' equity		$45,625,682	$46,237,523

Approved on behalf of the
Board of Directors:

“Steven Dischler” (signed)	“Anthony Walsh” (signed)
Steven Dischler	Anthony Walsh

(See the accompanying notes to condensed consolidated interim financial statements)

Quaterra Resources Inc.
Condensed Consolidated Interim Statements of Comprehensive Loss
(Unaudited - Expressed in Canadian dollars)

	Note	Three months ended March 31,
		2014	2013
General administrative expenses
Administration and general office expense		$94,222	$184,541
Consulting		30,361	73,022
Depreciation		10,354	21,233
Directors' fees		-	26,174
Investor relations and communications		4,207	11,393
Personnel costs		247,424	219,642
Professional fees		95,214	154,839
Share -based payments	9 (a)	7,578	-
Transfer agent and regulatory fees		75,891	66,222
Travel and promotion		17,705	22,251
		(582,956)	(779,317)

Exploration partner administration income		4,719	9,976
Foreign exchange loss (gain)		(2,457)	14,738
Fair value gain on derivative liability	7	212,529	490,626
General exploration (costs)/recovery		(96,046)	1,656
Impairment of marketable securities		(667)	(3,333)
Gain on disposal of equipment		8,093	-
Interest expense		(10,874)	(390)
		115,297	513,273
Net loss and comprehensive loss for the period		$(467,659)	$(266,044)
Loss per share-basic and diluted		$(0.00)	$(0.00)
Weighted average number of common shares outstanding		193,479,416	162,990,836

(See the accompanying notes to condensed consolidated interim financial statements)

Quaterra Resources Inc.
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited - Expressed in Canadian dollars)

	Three months ended March 31
	2014	2013
Operating activities
Net loss for the period	$(467,659)	$(266,044)
Items not involving cash:
Depreciation	10,354	21,233
Fair value gain on derivative liability	(212,529)	(490,626)
Loan interest accrued	16,355	-
Share -based payments	7,578	-
Impairment of marketable securities	667	3,333
Unrealized loss (gain) on foreign exchange	14,149	(3,612)
Gain on disposal of equipment	(8,093)	-
	(639,178)	(735,716)
Changes in non-cash working capital
Taxes and other receivables	2,138	(7,214)
Prepaids and deposits	12,028	92,877
Accounts payable and accrued liabilities	19,952	(23,373)
Due to related parties	-	(15,250)
Cash used in operating activities	(605,060)	(688,676)
Financingactivities
Loan payable	-	508,000
Cash provided by financing activities	-	508,000
Investing activities
Expenditures on mineral properties	(388,619)	(1,221,902)
Due from exploration partners	45,346	69,750
Proceeds from disposal of equipment	41,381	-
Proceeds from disposal of mineral property	500,000	-
Cash provided by (used in) investing activities	198,108	(1,152,152)
Decrease in cash during the period	(406,952)	(1,332,828)
Cash, beginning of period	894,265	1,795,555
Cash, end of period	$487,313	$462,727

Exploration expenditures included in accounts payable	$137,176	$455,184

(See the accompanying notes to condensed consolidated interim financial statements)

Quaterra Resources Inc.
Condensed Consolidated Interim Statements of Changes in Equity
(Unaudited - Expressed in Canadian dollars)

	Common Shares		Share-based
	Shares	Amount	payment reserve	Deficit	Total
Balance, December 31, 2012	162,990,836	$115,816,740	$19,020,057	$(62,981,604)	$71,855,193
Net loss for the period				(266,044)	(266,044)
Balance, March 31, 2013	162,990,836	$115,816,740	$19,020,057	$(63,247,648)	$71,589,149

Balance, December 31, 2013	193,479,416	$116,135,532	$19,480,034	$(91,799,520)	$43,816,046
Share -based payment			7,578		7,578
Net loss for the period				(467,659)	(467,659)
Balance, March 31, 2014	193,479,416	$116,135,532	$19,487,612	$(92,267,179)	$43,355,965

(See the accompanying notes to condensed consolidated interim financial statements)

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2014 and 2013
(Unaudited - Expressed in Canadian dollars)

1.	Nature of operations and going concern

Quaterra Resources Inc. (“Quaterra” or the “Company”) is engaged in the acquisition and exploration of precious and base metal mineral properties in the United States and Mexico. Quaterra is a publicly listed company incorporated in Canada under the Business Corporations Act (British Columbia). The Company’s shares are listed on the TSX Venture Exchange (“QTA”) and OTCQX. The head office, principal address and records office of the Company are located at 1100 – 1199 West Hastings Street, Vancouver, British Columbia, Canada, V6E 3T5. The Company’s registered office is 1710 - 1177 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2L3.

The Company is in the process of exploring its mineral properties and has not yet determined whether its mineral properties contain economically recoverable mineral reserves. The underlying value and the recoverability of the amounts recorded as mineral properties is entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete its acquisition, exploration and development of its mineral properties or receive proceeds from joint venture partners’ contributions. The carrying value of the Company’s mineral properties does not reflect current or future values.

The Company incurred a net loss of $467,659 for the three months ended March 31, 2014 (March 31, 2013 - $266,044). As at March 31, 2014, the Company had an accumulated deficit $92,267,179 with a working capital deficiency of $608,627.

The condensed consolidated interim financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. The ability of the Company to continue as a going concern and meet its commitments as they become due, including completion of the acquisition, exploration and development of its mineral properties, is dependent on the Company’s ability to obtain the necessary financing. Although management is confident that it will be able to raise sufficient funds there is no assurance at the date these condensed consolidated interim financial statements were approved that these financing initiatives will be successful. The lack of sufficient committed funding for the next 12 months indicates a material uncertainty, which casts substantial doubt over the Company’s ability to continue as a going concern. These condensed consolidated interim financial statements do not include the adjustments that would result if the Company is unable to continue as a going concern.

Management is in the process of raising additional capital to finance operations through equity financing, joint venture partner arrangements, corporate transaction, and/or proceeds from disposal of its interests in certain mineral properties.

The business of mining exploration involves a high degree of risk and there is no assurance that current exploration projects will result in future profitable mining operations. The Company has no source of revenue, and has significant cash requirements to meet its administrative overhead, pay its liabilities, and maintain its mineral interests.

These condensed consolidated interim financial statements were approved by the board of directors for issue on May 12, 2014.

2.	Basis of presentation and consolidation

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting using the same accounting policies as detailed in the Company’s audited consolidated financial statements for the year ended December 31, 2013. These condensed consolidated interim financial statements do not include all of the information required for complete annual consolidated financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board effective as at March 31, 2014 and therefore should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2013 and the notes thereto.

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2014 and 2013
(Unaudited - Expressed in Canadian dollars)

3.	Changes to accounting policies

The significant accounting policies used in preparation of these condensed consolidated interim financial statements are consistent with those used in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2013. The following accounting standard and amendments to existing standards were adopted effective January 1, 2014:

•	IAS 32 — Amends presentation to clarify certain aspects of offsetting financial assets and financial liabilities.

The adoption of this standard had no effect on the Company’s financial position or financial performance.

4.	Marketable securities

The following table presents the fair value of the Company’s shares of Redtail Metals Corp. (“Redtail”) and Auramex Resource Corp. (“Auramex”):

		March 31, 2014			December 31, 2013

			Accumulated			Accumulated
	Number of		unrealized	Carrying		unrealized	Carrying
	shares	Cost	losses	value	Cost	losses	value
Redtail	66,667	$38,866	$(38,866)	$-	$38,866	$(38,199)	$667
Auramex	100,000	40,000	(36,500)	3,500	40,000	(36,500)	3,500
		$78,866	$(75,366)	$3,500	$78,866	$(74,699)	$4,167

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2014 and 2013
(Unaudited - Expressed in Canadian dollars)

5.	Equipment

	Computer	Field
	equipment	equipment	Vehicles	Total
Cost
Balance, December 31, 2012	$148,031	$174,870	$491,291	$814,192
Balance, December 31, 2013	148,031	174,870	491,291	814,192
Disposal	-	-	(92,504)	(92,504)
Balance, March 31, 2014	$148,031	$174,870	$398,787	$721,688

Accumulated depreciation
Balance, December 31, 2012	$140,112	$119,558	$329,646	$589,316
Depreciation for the year	5,939	17,362	51,202	74,502
Balance, December 31,2013	146,051	136,920	380,848	663,818
Depreciation for the period	1,980	2,847	5,527	10,354
Disposal	-	-	(62,960)	(62,960)
Balance, March 31,2014	$148,031	$139,767	$323,415	$611,212

Carrying value
At December 31, 2013	$1,980	$37,950	$110,443	$150,374
At March 31, 2014	$-	$35,103	$75,372	$110,476

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2014 and 2013
(Unaudited - Expressed in Canadian dollars)

6.	Mineral properties

The total deferred acquisition and exploration costs for mineral properties for the three months ended March 31, 2014 were as follows:

	United States						Mexico
	MacArthur	Yerington	Bear	Herbert Gold	Uranium	Other	Nieves	Total
Mineral Properties	Copper	Copper	Copper	Project	Properties	Properties
Acquisition
Balance, December 31, 2013	$3,363,308	$3,368,518	$340,646	$150,615	$500,000	$2,036,029	$1,754,434	$11,513,550
Additions during the period	41,981	10,528	155,874				32,000	240,383
Disposal of mineral properties					(500,000)			(500,000)
Balance, March 31, 2014	3,405,289	3,379,046	496,520	150,615	-	2,036,029	1,786,434	11,253,933

Exploration
Balance, December 31, 2013	19,501,476	7,047,920	12,366	1,579,962	-	398,109	4,811,803	33,351,636
Geological	60,724	58,668					11,328	130,720
Geophysical	3,310							3,310
Technical Studies	1,469	5,768						7,237
Other	23	434		3,033			3,862	7,352
Additions during the period	65,526	64,870	-	3,033	-	-	15,190	148,619
Balance, March 31, 2014	19,567,002	7,112,790	12,366	1,582,995	-	398,109	4,826,993	33,500,255
Total acquisition and exploration
Balance, March 31, 2014	$22,972,291	$10,491,836	$508,886	$1,733,610	$-	$2,434,138	$6,613,427	$44,754,188
Total acquisition and exploration
Balance, December 31, 2013	$22,864,784	$10,416,438	$353,012	$1,730,577	$500,000	$2,434,138	$6,566,237	$44,865,186

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2014 and 2013
(Unaudited - Expressed in Canadian dollars)

6.	Mineral properties, continued

The Company is in the business of acquiring, exploring and developing mineral properties in North America. Exploration programs are carried out through the Company’s management expertise and the use of consultants and contractors. Continuation of these programs is dependent on the Company’s ability to raise additional funds from the market and continuing participation of its exploration partners.

	a)	MacArthur Property, Nevada

Pursuant to an agreement dated September 13, 2005, and subsequently amended, with North Exploration LLC, the Company acquired the right to earn an interest in certain unpatented mining claims covering the former MacArthur copper-oxide mine, in the Yerington Mining District of Lyon County, Nevada. The Company may elect to acquire the property by making the following staged payments totaling US$2,207,000, of which $424,000 was outstanding as of March 31, 2014:

(i)	US$635,000 and 150,000 shares by January 15, 2010 (paid and issued)
(ii)	US$524,000 on or before January 15, 2011 (paid)
(iii)	US$524,000 plus interest at the rate of 6% per annum by January 15, 2012 (paid)
(iv)	US$100,000 plus $31,440 interest by January 15, 2013 (paid)
(v)	US$212,000 by July 31, 2014 (US$36,940 interest was paid March 31, 2014)
(vi)	US$212,000 plus interest by January 15, 2015

The property is subject to a 2% net smelter return royalty (“NSR”), which may be reduced to 1% for US$1,000,000.

b)	Bear Copper Deposit, Nevada

Pursuant to an exclusive exploration agreement with Desert Pearl Farms, LLC on March 20, 2013, the Company paid US$125,000 for an option to purchase the surface rights, mineral rights and surface water rights to the Hunewill Ranch property in Lyon County, Nevada. To earn the exclusive right to conduct mineral exploration on the property, the Company is required to make total payments of US$1,480,000 over eight years.

c)	Wassuk Copper Project, Nevada

On May 26, 2011, the Company entered into a mining lease with an option to purchase agreement with Majuba Mining Ltd. to earn an interest in certain unpatented mining claims in Lyon County, Nevada, for US$1.61 million:

(i)	US$140,000 on or before May 26, 2011 (paid)
(ii)	US$130,000 on or before May 26, 2012 (paid)
(iii)	US$120,000 on or before August 23, 2013 (paid)
(iv)	US$110,000 on or before each of May 26, 2014 and 2015
(v)	US$200,000 each on or before anniversary date until May 26, 2020

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2014 and 2013
(Unaudited - Expressed in Canadian dollars)

6.	Mineral properties, continued

	c)	Wassuk Copper Project, Nevada, continued

The Company is required to incur a total of US$300,000 exploration work on or before May 26, 2014 and any difference between the actual expenditures and US$300,000 is required to be paid in the event that less than US$300,000 is so incurred. The Company is in process of renegotiating the terms of this option agreement.

The project is subject to a 3% NSR upon commencing commercial production of which 1% can be bought for US$1,500,000.

	d)	Nieves Silver Concessions, Mexico

The Company owns equal interest in the Nieves silver property located in northern Zacatecas, Mexico with its US-based joint venture partner, Blackberry Ventures 1, LLC (“Blackberry”). All work plans are made in consultation with the joint venture partner, Blackberry, which contributes its share of ongoing exploration costs plus a 10% administration fee. As at March 31, 2014, Blackberry owed $4,122 (December 31, 2013 - $49,468) for their share of exploration expenditures incurred in the three months ended March 31, 2014.

The Nieves concessions are subject to a maximum 3% NSR to the original concession holders, which the Company may purchase at any time for US$2,000,000. In addition, Kennecott Exploration Company, the optionor in the initial Underlying Agreement, retained a 2% NSR on certain core claims and 1% on certain peripheral claims. On January 24, 2007, this NSR was purchased by Royal Gold Inc. Commencing January 26, 2004, an AMR payment of US$75,000 is due to the concession holders until the commencement of commercial production.

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2014 and 2013
(Unaudited - Expressed in Canadian dollars)

7.	Derivative liability – warrants

On September 13, 2013, the Company issued 29,810,000 share purchase warrants as part of a private placement offering (Note 8). As these warrants have an exercise price denominated in a currency that is different from the Company’s functional currency, they are classified as derivative liabilities and carried at their fair values. Any changes in the fair value from period to period are recorded in profit or loss.

The fair value of each warrant was estimated to be US$0.089 on the date issued and subsequently re-measured at March 31, 2014 to be US$0.03 using the Black-Scholes option pricing model assuming an expected volatility of 113%, a risk-free interest rate of 1.02%, a dividend yield of 0% and an expected term of 2.5 years.

Option pricing models require the input of subjective assumptions including the expected price volatility, which was determined based on the historical volatility over the estimated life of the warrants. Changes in the assumptions can materially affect the fair value estimate.

The following table sets out the changes in derivative liability warrants:

	Number of	Fair value	Weighted Average
	Warrants	assigned	Exercise Price
At December 31, 2012	6,541,571	$774,673	USD0.53
Issuance of derivative warrants	29,810,000	2,781,003	USD0.15
Change in fair value estimates		(2,363,892)
At December 31, 2013	36,351,571	1,191,784	USD0.22
Change in fair value estimates		(212,529)
At March 31, 2014	36,351,571	$979,255	USD0.22

8.	Share capital

	a)	The Company has an unlimited number of common shares authorized without par value.

b)

On September 13, 2013, the Company completed a non-brokered private placement for gross proceeds of US$2,981,000 ($3,125,425) at a unit price of US$0.10 and issued 29,810,000 units. Each unit consisted of one common share and one share purchase warrant of the Company exercisable at US$0.15 per share, expiring September 13, 2016.

The gross proceeds of $3,125,425 were allocated to common shares in the amount of $344,422 and to warrants (derivative liability) in the amount of $2,781,003; $106,455 share issue costs were paid and allocated against the common share proceeds.

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2014 and 2013
(Unaudited - Expressed in Canadian dollars)

9.	Share-based payments

	a)	Stock options

The Company has a stock option plan (the “Plan”), which is approved by the shareholders annually. The Plan is designed to attract and retain individuals and to reward them for current and expected future performance. Options generally are granted for a maximum term of five years and expire 90 days following the termination of the optionee’s agreement. The exercise price for the options is set at the closing market price of the common shares on the grant date. The vesting period of options vary with terms determined by the board of directors. Under the Plan, the Company is authorized to grant stock options of up to 10% of the number of common shares issued and outstanding of the Company at any given time.

The following table presents changes in stock options outstanding and exercisable:

	March 31, 2014		December 31, 2013
	Number of	Weighted Average	Number of	Weighted Average
	Options	Exercise Price	Options	Exercise Price
Outstanding, beginning of period	16,310,000	$0.78	14,010,000	$1.16
Granted	-	$-	3,955,000	$0.16
Expired	(270,000)	$(0.88)	(1,655,000)	$(2.47)
Outstanding, end of period	16,040,000	$0.78	16,310,000	$0.78
Exercisable, end of period	15,440,000	$0.81	15,710,000	$0.81

The following table summarizes information about the stock options outstanding by expiry dates:

Exercise			Options Outstanding
price	Fair Value	Expire Date	March 31, 2014	December 31, 2013
$0.98	$0.52	November 9, 2014	1,705,000	1,705,000
$1.02	$0.51	November 9, 2014	2,095,000	2,095,000
$1.80	$0.85	April 1, 2015	100,000	100,000
$1.76	$0.97	April 22, 2015	200,000	200,000
$1.29	$0.75	August 9, 2015	1,535,000	1,535,000
$1.55	$0.90	October 6, 2015	65,000	65,000
$1.51	$0.90	November 3, 2015	100,000	100,000
$0.60	$0.12	December 31, 2015	400,000	400,000
$1.60	$0.96	March 24, 2016	200,000	275,000
$1.25	$0.74	August 9, 2016	2,580,000	2,635,000
$0.90	$0.51	October 24, 2016	300,000	300,000
$0.50	$0.32	March 27, 2017	100,000	100,000
$0.45	$0.28	June 28, 2017	2,745,000	2,845,000
$0.16	$0.12	September 19, 2018	3,915,000	3,955,000
Total stock options outstanding			16,040,000	16,310,000

The weighted average remaining contractual life for options outstanding and exercisable March 31, 2014 was 2.48 (December 31, 2013 – 2.73) years and 2.40 (December 31, 2013 – 2.65) years, respectively.

The Company has used the same assumptions in the Black-Scholes option pricing model to fair value the options granted in 2013 for the options vested in the current period.

Volatility was determined based on the historical volatility over the estimated lives of the options.

The share-based payments expense of $7,587 in the current period reflected the vesting for the stock options granted to a director and officer in 2013; no share-based payment expense was recorded in the three months ended March 31, 2013.

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2014 and 2013
(Unaudited - Expressed in Canadian dollars)

9.	Share-based payments, continued

	b)	Share purchase warrants

The following table presents changes in warrants for the period ended March 31, 2014 and year ended December 31, 2013:

	March 31, 2014		December 31, 2013
	Number of	Weighted Average	Number of	Weighted Average
	Warrants	Exercise Price	Warrants	Exercise Price
Outstanding, beginning of year	36,351,571	$0.23	8,188,274	$0.88
Issued		- $-	29,810,000	$0.15
Expired		- $-	(1,646,703)	$2.27
Outstanding, end of year	36,351,571	$0.23	36,351,571	$0.23

As of March 31, 2014 and December 31, 2014, the Company had the following warrants outstanding:

Expiry date	Exercise price	Number of Warrants
December 28, 2014	USD0.53	6,541,571
September 13, 2016	USD0.15	29,810,000
		36,351,571

10.	Compensation of key management

Key management comprises directors and executive officers. Certain executive officers are entitled to termination benefits equal to up to two years’ gross salary amounting to $1,600,000 in the event of a change of control. The Company has no post-employment benefits and other long-term employee benefits.

Compensation awarded to key management was as follows:

	Three months ended March 31,
	2014	2013
Salaries and employee benefits	$210,351	$137,500
Directors ' fees	-	26,174
Share -based payments (Note 9(a))	7,578	-
	$217,929	$163,674

Per a board resolution in May 2013, until further notice, directors’ fees were suspended and no longer accrued.

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2014 and 2013
(Unaudited - Expressed in Canadian dollars)

11.	Related party transactions

The Company’s related parties consist of companies owned by executive officers or directors. The following fees and expenses were incurred in the normal course of operations:

	Three months ended March 31,
	2014	2013
Manex Resources Group (a)	$71,273	$149,518
Lawrence Page Q.C.Law Corp (b)	-	4,115
Atherton Enterprises Ltd. (c)	-	29,167
	$71,273	$182,800

a)

Manex Resources Group (“Manex”) is a private company owned by the Corporate Secretary that provides general office and administrative services. As of March 31, 2014 and 2013, $nil was still owing in due to related parties (Note 13(a)).

b)	Lawrence Page, Q.C. Law Corp. is a company owned by the Corporate Secretary that provides legal services. As of March 31, 2014, $nil (March 31, 2013 - $2,419) was owing in due to related parties.
c)	Atherton Enterprises Ltd. is a private company owned by an officer that provides CFO services to the Company. Effective December 1, 2013, Mr. Scott Hean became a salaried employee of the Company.

12.	Loan payable

During the year ended December 31, 2013, the former President and CEO of the Company, Tom Patton, advanced three loans to the Company in the principal amount of US$800,000, of which US$200,000 was repaid. The loans are unsecured, bear annual interest of 10% and are due on demand with a 40-day notice.

On March 18, 2014, the loans were re-negotiated so that the entire balance of US$600,000 is due on demand with a 40-day notice. Total principal and interest amount owing at March 31, 2014 was $732,538 (US$662,630).

13.	Commitments

a)

On February 9, 2012, the Company renewed its service agreement with Manex for its Vancouver head office administration and corporate services at a monthly rate of $15,750 for office rent plus accounting and administration services provided at agreed market rates for a five-year term expiring August 31, 2017. The service agreement was amended September 1, 2013 to reduce the fee for services to a monthly rate of $11,667 and again March 1, 2014 to reduce the monthly fee to $8,000 per month. The Company may terminate the agreement by paying Manex the lesser of $96,000 or a total fee owing for the remainder of the term.

b)

On March 1, 2011, the Company’s US subsidiary entered into a lease agreement for its premises located in the city of Yerington, Nevada. The initial term of the lease is three years with an option to extend for an additional three years. The lease is currently extended to February 28, 2015 at US$3,400 per month.

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2014 and 2013
(Unaudited - Expressed in Canadian dollars)

13.	Commitments, continued

	c)	As of March 31, 2014, the Company had the following commitments related to its office premises in Vancouver, British Columbia and Yerington, Nevada:

December 31, 2014	$105,828
December 31, 2015	103,517
December 31, 2016	96,000
December 31, 2017	64,000
$369,345

14.	Segmented information

The Company has one business segment, the exploration of mineral properties. The Company’s significant non-current assets are distributed by geographic locations as follows:

	March 31, 2014		December 31, 2013
	Property	Mineral	Property	Mineral
	equipment	property	equipment	property
Mexico	$70,450	$6,613,427	$78,142	$6,566,237
U.S.A	40,027	38,140,761	72,232	38,298,949
Total	$110,477	$44,754,188	$150,374	$44,865,186

15.	Financial instruments

The Company designates the fair value of financial instruments according to the following:

Level 1 -	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
Level 2 -	Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.
Level 3 -	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

The Company’s activities expose it to a variety of risks arising from financial instruments. These risks and management’s objectives, policies and procedures for managing these risks are disclosed as follows.

The Company has classified its financial instruments as follows:

Cash – as held for trading
Restricted cash, amounts due from exploration partners and reclamation bonds – as loans and receivables
Marketable securities – available for sale
Accounts payable and loan payable – other financial liabilities

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2014 and 2013
(Unaudited - Expressed in Canadian dollars)

15.	Financial instruments, continued

Fair value

The Company’s marketable securities measured at fair value were categorized in Level 1 at $3,500 (2013 - $4,167). The fair value of the Company’s marketable securities is based on active market prices at the reporting date.

The derivative liability is measured at fair value and categorized in Level 2 at $979,255 (2013 - $1,191,784). The fair value of the derivative liability is based on the Black-Scholes option pricing model inputs disclosed in Note 7, as determined at the reporting date.

The recorded amount for cash, restricted cash, amount due from exploration partners, amounts due from and to related parties, and accounts payable and accrued liabilities approximate their fair values due to their short-term nature. The carrying values of the reclamation bonds approximate their fair values, as these balances are redeemable on demand.